

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Peter van der Wal, Chief Executive Officer
HemaCare Corporation
15350 Sherman Way, Suite 350
Van Nuys, California

> **Re:** **HemaCare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 23, 2010**
> **File No.: 000-15223**

Dear Mr. van der Wal:

We have reviewed your response letter dated January 14, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K filed on March 23, 2010

Exhibit

1. We reissue comment two from our letter dated December 13, 2010. We note your response that you have two agreements with your customer that accounts for 18% of your revenues, but you believe the agreements are not material contracts because they may be terminated for any reason with 30 or 60 days notice. We believe that these agreements would be material contracts, since you are dependent upon this customer for 18% of your revenues. Please confirm that you will file these agreements as exhibits with your next periodic report.

Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director